SCHEDULE A
to the Investment Advisory Agreement

(as amended on December 4, 2014 and effective as to the PIA High Yield Fund on January 1, 2015)

Series or Fund of Advisors Series Trust	Annual Fee Rate
PIA High Yield Fund	0.55% of average net assets
PIA High Yield (MACS) Fund	0.00% of average net assets

ADVISORS SERIES TRUST	PACIFIC INCOME ADVISERS, INC.
on behalf of each series of the Trust
listed on Schedule A

By: /s/Douglas G. Hess	By: /s/Thad Brown
Name: Douglas G. Hess	Name: Thad Brown
Title: President	Title: Chief Compliance Officer